O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: 360-332-3300
Facsimile: 360-332-2291
E-mail: son@stockslaw.com

File #4277
January 7, 2005
VIA EDGAR & FEDEX
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
450 Fifth Street, N.W., Mail Stop 0304
Washington, D.C. 20549

Attention: Sonia Barros, Esq., Division of Corporation Finance

Dear Madam:

RE:	DIGITAL ECOSYSTEMS CORP. (the “Company”)
	-	Registration Statement on Form SB-2
	-	Originally Filed September 16, 2004, as amended November 4, 2004 and December 6, 2004
	-	SEC File Number 333-119073

We write on behalf of Digital Ecosystems Corp. (the “Company”) in response to your comment letter dated December 16, 2004 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a third amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

RISK FACTOR

1.
WE NOTE IN YOUR FIRST RISK FACTOR AND OTHER PORTIONS OF THE DOCUMENT THAT YOU REVISED YOUR DISCLOSURE TO STATE THAT YOU “PRESENTLY DO NOT HAVE SUFFICIENT CASH ON HAND TO FUND YOUR PROPOSED EXPENDITURES FOR THE NEXT TWELVE MONTHS”. PLEASE PROVIDE THIS DISCLOSURE IN NOTE 1 ON PAGE F-8 OF YOUR FINANCIAL STATEMENTS.

In response to this comment, the Company’s accountants have revised the financial statements as requested. See the revised Note 1 in the audited and interim financial statements included in the Amended SB-2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 29

2.
WE NOTE THAT THROUGHOUT THE PROSPECTUS YOUR REVISED DISCLOSURE STATES THAT YOU “PRESENTLY DO NOT HAVE SUFFICIENT CASH ON HAND TO FUND YOUR PROPOSED EXPENDITURES FOR THE NEXT TWELVE MONTHS.” WE ALSO NOTE THAT ON PAGE 30, YOU STATE THAT YOU “PRESENTLY HAVE SUFFICIENT CASH ON HAND TO FUND OUR PROPOSED EXPENDITURES FOR THE NEXT TWELVE MONTHS.” PLEASE REVISE YOUR DISCLOSURE IN YOUR MD&A AND THROUGHOUT THE DOCUMENT SO THAT IT IS CONSISTENT.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Ms. Sonia Barros, Esq.

FINANCIAL STATEMENTS – MARCH 31, 2004

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-10

3.
REFER TO YOUR RESPONSE TO COMMENT 12. BASED ON THE REVISED DISCLOSURE, IT APPEARS THAT THE COMPANY WILL RECORD SALES FROM ITS WEBSITE ON A GROSS BASIS. PLEASE CLARIFY FOR US AND IN THE DISCLOSURE WHY THIS ACCOUNTING IS APPROPRIATE. CITE SPECIFIC PARAGRAPHS WITHIN THE APPLICABLE LITERATURE THAT ALLOW THIS TREATMENT OF THE WEB BASED SALES. ALSO RECONCILE THIS DISCLOSURE WITH THE “REVENUE MODEL” DISCUSSION PROVIDED ON PAGES 22 – 23.

In response to this comment, the Company’s accountants have modified the revenue recognition policy noted in the interim financial statements for the period ended September 30, 2004, to recognize sales originating from the Company’s website on a "net basis" rather than a "gross basis" in accordance with the disclosure regarding the Company’s revenue recognition in the Amended SB-2. See the revised Note 2 in the interim and audited financial statements included in the Amended SB-2.

NOTE 3(B). SERVICES RENDERED BY RELATED PARTIES, PAGE F-11

4.
REFER TO YOUR RESPONSE TO COMMENT 9. THE COMPANY ASSERTS THAT IT DETERMINED FAIR VALUE USING THE “EXCHANGE AMOUNT, BEING THE AMOUNT OF CONSIDERATION ESTABLISHED AND AGREED TO BY THE RELATED PARTIES.” IT IS OUR UNDERSTANDING BASED ON OTHER DISCLOSURE WITHIN THE DOCUMENT THAT THE COMPANY DOES NOT HAVE ANY COMPENSATION AGREEMENTS WITH THESE INDIVIDUALS. IT IS UNCLEAR HOW THE COMPANY WOULD NEGOTIATE A FEE FOR SOMETHING THAT IT WILL NOT PAY. WE ARE ALSO CONFUSED BY THE ASSERTION MADE IN THE RESPONSE THAT THE COMPANY REVISED THIS DOCUMENT TO “INCLUDE DISCLOSURE RESPECTING AMOUNTS OWED TO THE COMPANY’S DIRECTORS FOR CONSULTING SERVICES,“ WHICH SEEMS TO INFER THAT PAYMENTS FOR THESE SERVICES WILL BE MADE. PLEASE CLARIFY FOR US AND IN THE DISCLOSURE WHAT IS MEANT BY THESE STATEMENTS.

In response to this comment, further to discussions between the Company’s accountants and staff at the SEC the Company has revised the disclosure in the Amended SB-2 to state as follows:

We have been provided with non-cash services from our two directors. Accordingly, consulting services have been recorded in the accompanying financial statements at a value of $20,700 from inception to March 31, 2004 and $12,000 for the six months ended September 30, 2004, and our additional paid-in capital has been increased by the corresponding amount. The value of the consulting services has been calculated by establishing the fair value of the hourly rate, times the estimated total hours spent by the directors. No monetary amount will be paid or exchanged for these services.

The Company’s accountants have also made the corresponding changes to the audited and interim financial statements included in the Amended SB-2. See the revised Note 3(b) to the audited and interim financial statements included in the Amended SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Stephen F.X. O'Neill

STEPHEN F.X. O'NEILL
SON/clk
Enclosures
cc: Digital Ecosystems Corp.